UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

—

Rio de Janeiro, October 23, 2023 - Petróleo Brasileiro S.A. – Petrobras, regarding the pieces of news published in the media, and in follow-up to the release disclosed today about the call for an Extraordinary General Meeting to consider revisions to Petrobras' Bylaws, clarifies that the proposed change regarding the criteria for appointing members of the board of directors aims to align the Bylaws with the provisions of Law No. 13,303/2016, whatever the judicial decisions on the matter may be.

Currently, Petrobras' Bylaws refer, in article 21, to the requirements established by the State-Owned Companies Law.

The proposal to be deliberated at the EGM, which has yet to be called, maintains all the requirements set out in the State-Owned Companies Law for the appointment of board members, removing only the second paragraph of the same article 21 of the Bylaws, which reproduced the content of each of the items in article 17, second paragraph, of the aforementioned law.

Therefore, the aim is simply to keep Petrobras' Bylaws up to date, whatever the court rulings on the matter may be. There is no reduction in the requirements in relation to the Law on State-Owned Companies, as the Bylaws continue to establish full compliance with the Law on State-Owned Companies in the nominations, as established in its article 21.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer